UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                             SEC FILE NUMBER

                                                                  0-1665
                                                                  ------

                                                               CUSIP NUMBER

                                                                233 065 101
                                                                -----------

(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 11-K     [  ] Form 20-F
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended:    December 31, 1999
                            -------------------

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

           _________________________________________________________
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                         PART I - REGISTRANT INFORMATION

                                DCAP GROUP, INC.
                                ----------------
                             Full Name of Registrant

                              -------------------
                            Former Name if Applicable

                                90 Merrick Avenue
                               ------------------
            Address of Principal Executive Office (Street and Number)

                              East Meadow, NY 11554
                              ---------------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]    (b) The  subject  annual  report,  semi-annual  report,
             transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 within the prescribed time period for the following reason: The Company was unable to resolve certain issues involving the accounting for the acquisition, in February 1999, of all of the issued and outstanding shares of Common Stock of DCAP Insurance Agencies, Inc. (then known as Dealers Choice Automotive Planning Inc.) ("DCAP") from the shareholders of DCAP, as well as interests held by such shareholders in certain companies affiliated with DCAP (collectively with DCAP, the "DCAP Companies").

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Morton L. Certilman                             (516)             794-6300
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     (Name)                                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of operations are expected to change significantly from the corresponding period due to the acquisition, in February 1999, of the DCAP Companies. As indicated in Part III above, until certain accounting issues surrounding said acquisition are resolved, a reasonable estimate of the changes in results of operations cannot be made.

                                DCAP GROUP, INC.

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 30, 2000                                 By: /s/ Kevin Lang
       -------------------                               ----------------
                                                         Kevin Lang, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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